Filed by Aloha Airgroup, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS AN ARTICLE PUBLISHED IN THE HONOLULU ADVERTISER ON JANUARY 22, 2002


ISLAND VOICES
Airline merger is no bailout

By Glenn R. Zander
President and CEO of Aloha Airlines

While opposition to a merger is expected and there have been many sincere expressions of concern by airline employees and consumers, there is one group that seeks to portray the merger of Aloha Airgroup and Hawaiian Airlines as a "bailout" of Aloha. This simply is not the case.

Disregarding the facts, dissident voices have attempted to create the myth of a "strong, profitable Hawaiian Air" bailing out "poor, loss-making Aloha." While one can tolerate the natural reaction of frustrated and unhappy employees, one must defend one's record against one-sided commentaries like that of Alex Salkever (Island Voices, Jan. 13). It is time for the facts to intrude on this issue.

For the most recent annual reporting period, Hawaiian's results reported to the SEC compared to Aloha Airgroup are as follows:

Net income/(loss)
(in millions of dollars)

                HAWAIIAN         ALOHA
1998             $8,205         $4,492
1999            (29,267)        (1,447)
2000            (18,615)        (6,671)
3-Year Total    (39,677)        (3,626)

Although I am not thrilled with Aloha's results, this is clearly not a picture of a thriving Hawaiian helping out Aloha. Nor was 2000 the "strong year" for Hawaiian asserted by Salkever.

The agreement to merge Aloha and Hawaiian airlines involved intense negotiations between Hawaiian's owners and management, Aloha's owners and management and TurnWorks, the investment firm headed by Greg Brenneman.

Attorneys, consultants and financial advisers on all sides participated in the negotiations and due-diligence process. Additionally, Hawaiian's board of directors appointed an independent committee that retained its own legal counsel and financial adviser to assure the fairness of the transaction. All of these parties concurred that the agreement was fair and preferable to other options.

The fact is that Hawaiian and Aloha have both been losing money operating interisland services for years. The events of Sept. 11 necessitated that action be taken to deal with that situation. We are not dealing with a failing company. We are dealing with a business: interisland passenger transportation.

With a merger of the two airlines, the state gets a single, financially strong Hawai'i-based carrier to provide affordable, reliable interisland service with the potential to grow, create new jobs and boost the state's economy by adding convenient routes to bring more visitors from new markets.

Readers of your news columns should be aware that the new entity, Aloha Holdings Inc., is going to great lengths to address concerns about pricing, schedules and possible job reductions.

Following discussion with the state attorney general's office, announcements were made regarding caps on airfares and cargo rates and certain guarantees that can be made at this time to keep the jobs of most of the employees of both airlines. Other key decisions will be made in concert with union leaders representing the workers.

With regard to the public's fear of monopolistic practices, bear in mind that a true monopoly will not exist as long as there are opportunities for others to enter the market. Because the state controls the airport system, there are no obstacles to the entry of competitors, other than the ability of the interisland market to sustain them.

The way for the new airline to avoid ruinous competition is to provide the best possible service at the most affordable prices for Hawai'i's people. Think about it: Hawai'i's flagship airline will have to keep the home-team advantage if it is to prosper and grow. Residents of this state cannot rely on Mainland-based carriers to do the right thing for Hawai'i.

Aloha and Hawaiian are proud companies that have competed for more than half a century. Unprecedented changes in the interisland market have challenged us both to adapt. While the idea may be difficult to accept, this merger of equals is the right answer for both companies.